Peter Berkman

 Peter Berkman Attorney PLLC

Fl Bar No. 110330

18865 SR 54 #110

Lutz, FL 33558

Phone: 813.600.2971

Mobile: 813.743.5057

Facsimile: 888.413.0890

Email:peter@peterberkmanlaw.com

Website:  www.peterberkmanlaw.com

April 27, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

RE:	Beyond Wellness International, Inc. Offering Statement on Form 1-A/A [Amendment No. 1] File No. 024-11173

Dear Sir and Madam:

The above-referenced Amendment No. 1 to the Form 1-A was filed on April 24, 2020. In response to your letter of April 1, 2020, please note the following changes and corrections [with reference to your Comment numbers]:

1.	The Part I numbers have been revised to be consistent with the 12/31/2019 Financial Statements (unaudited), which are the most recent numbers presented.

2.

This has been clarified on Page 1. There is only one class of Common Stock; references to the Common Stock Purchase Warrants have been changed throughout to “Series B Common Stock Purchase Warrants” to avoid confusion. We have also clarified that the 2,000,000 Shares of Common Stock issuable upon exercise of the Series B Warrants are also being Qualified in this Offering Circular.

3.	See Note 2 above.

4.	The unit price on Page 1 is now consistent with Page 7.

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5.	This disclosure has been clarified on Page 14.

6.	This Item has been revised on Page 17 to reflect the factors considered by Management.

7.	Further disclosure and a Risk Factor have been provided on Pages 8 and 22.

8.	Clarification of the proposed Joint Venture is provided on Page 21. There is at this time no definitive or binding Agreement.

9.	Clarification is provided on Page 21 under the “Manufacturing” paragraph.

10.	Clarification has been provided on Pages 21-22 under the “marketing Objectives” paragraph.

11.	Revisions have been made on Pages 23-25.

12.	The revised and extended Maturity Dates of the two Convertible Notes have been updated throughout the Offering Circular.

13.	See Note 12 above.

14.	Descriptions of the Common Stock Purchase Warrants have been added on Page 36.

15 through 23.	The Financial Statements have been updated, and the Notes to the Financial Statements revised to address the questions and concerns.

We respectfully request that the Offering Circular be Qualified following your review of this Amendment.

Very truly yours,

______________________________

Peter Berkman, Esq

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